United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 21, 2007**



Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On June 21, 2007, the Board of Directors of Hercules Incorporated (the "Company") adopted Amended and Restated By-Laws. The Amended and Restated By-Laws reflect amendments presented to stockholders at the 2007 Annual Meeting which will have the effect, over a three year period, of declassifying the Board of Directors and providing for annual election of the entire Board of Directors. The Amended and Restated By-Laws also reflect other updating amendments adopted by the Board of Directors. The following is a description of the main provisions that were adopted or changed in the Amended and Restated By-Laws.

Stockholder Meetings

The Board of Directors may, in its sole discretion, decide that any annual meeting may be held solely by means of remote communication.

Notice of an annual or special meeting may be given in writing in paper form or, with prior consent of the stockholder, in the form of electronic transmission, including facsimile telecommunication, electronic mail or posting on an electronic network with separate notice of such posting. Such notice must be given not fewer than ten and not more than sixty days prior to the meeting.

The By-Laws of the Company previously provided that notice of a meeting of the stockholders be published once in each of the two weeks preceding the meeting in at least one newspaper published in New York City.

Voting and Proxies

The Amended and Restated By-Laws provide that a proxy shall be irrevocable if it states that it is irrevocable and if it is coupled with an interest.

Stockholders may grant proxies by executing a writing to authorize another person to act as a proxy. Authorization may also be transmitted via telegram, cablegram or other means of electronic transmission to the proxyholder or its authorized agent.

The By-Laws of the Company previously provided that voting on any matter before the stockholders could be by voice, unless the presiding officer or a majority of the stockholders present demanded a vote by ballot.

List of Stockholders

A list of stockholders entitled to vote at any meeting shall be available at least ten days prior to the meeting either at the principal place of business of the Company or on an electronic network. If the list is available on an electronic network, the Company may take reasonable steps to ensure that the information is only available to the stockholders of the Company. If the meeting is held at a physical location, the list will be available at the time and place of the meeting for inspection by any stockholder present. If the meeting is held by remote communication, the list shall be available to any stockholder during the time of the meeting on an electronic network.

<u>Adjourned Meetings</u>

When a meeting is adjourned, no notice need be given of the adjourned meeting if the date, time and place or means of remote communication is announced at the meeting at which the adjournment is taken, unless the adjournment is for more than 30 days or a new record date is fixed.

<u>Remote Communication</u>

In its discretion, the Board of Directors may adopt guidelines and procedures pursuant to which stockholders and proxyholders may participate in meetings via remote communication and be deemed present and in person; provided that (i) the Company implements reasonable measures to verify that each person deemed present and permitted to vote is a stockholder or proxyholder; (ii) the Company implements reasonable measures to ensure that those deemed present can participate in the meeting, vote on matters being considered and hear or read the proceedings; and (iii) if any stockholder or proxyholder votes or takes action at the meeting by means of remote communication, a record of such vote or action is maintained by the Company.

<u>Election and Term of Directors</u>

The Amended and Restated By-Laws provide that at each annual meeting there shall be elected the number of directors equal to the number of directors whose terms then expire and that each director, other than those elected for a term scheduled to expire in 2008, 2009 or 2010, shall serve for a one-year term.

The By-Laws of the Company previously provided that at each annual meeting there would be elected the number of directors necessary to fill the class whose term was expiring and that directors would serve three-year terms.

<u>Resignation of Directors</u>

The Amended and Restated By-Laws provide that a director may resign at any time by giving notice in writing or by electronic transmission to the Company. A resignation is effective when delivered unless it specifies a later effective date or an effective date determined upon the happening of an event or events. Acceptance of such resignation shall not be necessary to make it effective.

<u>Notice of Board of Directors Meetings</u>

Notice of Board of Directors meetings may be given verbally in person, over the telephone or in writing. If notice is given in writing, the notice may be delivered personally or by mail, facsimile transmission, telegram, electronic mail or another form of electronic transmission to which the director has consented. If notice is given by mail, it shall be given not less than three calendar days prior to the meeting. If notice is given by any other means, it shall be given not less than twenty-four hours prior to the meeting.

<u>Written Consent in Lieu of a Meeting</u>

Action may be taken by the Board of Directors or a committee of the Board of Directors without a meeting if all members of the Board of Directors or committee consent in writing or by electronic transmission and all such writings or electronic transmissions are filed with the minutes of the Board of Directors or the committee. Any electronic transmission must include information from which it can be determined that the director authorized the electronic transmission.

<u>Independent Directors</u>

A director is considered "independent" only when the Board of Directors has affirmatively determined that the director has no material relationship with the Company or any entity controlled or owned by the Company, following a review of all relevant information and factors the Board of Directors deems appropriate, and including a recommendation by the committee responsible for governance matters. Material relationships may include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. Ownership of a significant amount of stock, by itself, shall not be considered a bar to independence.

In addition, independent directors must meet the standards set forth by the Securities and Exchange Commission and the New York Stock Exchange.

The By-Laws of the Company previously provided that a director was not independent if the director (i) was employed by the Company as an executive officer within the past five years; (ii) was a significant consultant or advisor to the Company, or affiliated with such consultant or advisor; (iii) was affiliated with a significant customer or supplier of the Company, (iv) had a personal service contract with the Company; (v) was affiliated with a tax-exempt entity that received significant contributions from the Company; or (iv) was a spouse, parent, sibling or child of any person described in this paragraph.

<u>Stock Certificates</u>

The Amended and Restated By-Laws permit the Board of Directors to provide by resolution that some or all of any class or series of stock shall be uncertificated or uncertificated shares that may be evidenced by a book-entry system maintained by the registrar, or both.

<u>Waiver of Notice</u>

Stockholders and directors may waive any notice required to be given pursuant to the Amended and Restated By-Laws either in a writing or by electronic transmission and such waiver may be given before or after such meeting is held.

<u>Voting Shares in Other Business Entities</u>

The Company's Chief Executive Officer, the President or any other officer of the Company designated by the Board of Directors may vote all shares of stock or other equity interests held by the Company in any other business entity and may exercise on behalf of the Company all rights and powers incidental to the ownership of such stock or other equity interest.

<u>Electronic Transmission</u>

Electronic transmission means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such recipient through an automated process.

<u>Amendments to the Certificate of Incorporation</u>

The Company's Certificate of Incorporation provides that the provisions pertaining to stockholder special meetings, stockholder action, the number of members of the Board of Directors and the term and election of directors shall not be altered, amended or repealed, and no inconsistent provision shall be adopted, without the affirmative vote of the holders of at least 80% of the voting power of all shares of the Company entitled to vote.

* * * * *

The foregoing is a description of the amendments to the Company's Amended and Restated By-Laws and is qualified in its entirety by reference to the full text of the Amended and Restated By-Laws. This description should be read in conjunction with the Amended and Restated By-Laws, a copy of which is filed as Exhibit 3.1 hereto and which is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit Number	Description
3.1	Hercules Incorporated Amended and Restated By-Laws, effective June 21, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

June 26, 2007

BY: HERCULES INCORPORATED

/s/ Richard G. Dahlen
Richard G. Dahlen
Chief Legal Officer

Exhibit 3.1

BY-LAWS
OF
HERCULES INCORPORATED

Under the General Corporation Law

of the State of Delaware

Amended and Restated
Effective
June 21, 2007

TABLE OF CONTENTS

BY-LAWS
OF
HERCULES INCORPORATED

Under the General Corporation Law
of the State of Delaware

ARTICLE I
Stockholders

Section 1. Annual Meeting.

An annual meeting of the stockholders shall be held on such date, at such time, and at such place (if any) as the Board of Directors may designate, for the purpose of electing directors whose terms then expire and for the transaction of such other proper business as may be brought before the annual meeting. If, however, such day shall be a legal holiday in the State of Delaware, then the meeting shall be held at the same time on the next succeeding business day that is not a legal holiday. Any previously scheduled annual meeting of stockholders may be postponed by resolution of the Board of Directors, upon public notice given prior to the date scheduled for such annual meeting.

Section 2. Special Meetings.

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law, may be held at any time upon the call of the Chairman of the Board, the Chief Executive Officer, the President or a majority of the Board of Directors. The call shall specify the purposes of the proposed meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of meeting.

Section 3. Place of Meetings.

Meetings of the stockholders, whether annual or special, shall be held either at the principal executive office of the Corporation or at such other place within or without the State of Delaware as may be designated from time to time by the Board of Directors and stated in the notice of any such meeting. In lieu of holding an annual meeting of stockholders at a designated place, the Board of Directors may, in its sole discretion, determine that any annual meeting of stockholders may be held solely by means of remote communication.

Section 4. Notice of Meetings.

(A)   Except as otherwise provided by law, written notice of each meeting of stockholders, whether annual or special, shall be given by or at the direction of the Chairman of the Board to each stockholder of record entitled to vote at the meeting. The notice shall state the place (if any), date and hour of the meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. In case of a special meeting, the notice shall state the purpose or purposes for which the special meeting is called. Unless otherwise provided by law, a copy of such notice shall be served personally or by mail, by or at the direction of the Chairman of the Board, not less than ten (10) nor more than fifty (50) days before the date of the meeting. If mailed, such notice shall be directed to each such stockholder at his address as it appears on the stock book of the Corporation unless he shall have filed with the Corporate Secretary a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in the request.

(B) Notice to stockholders may be given by writing in paper form or solely in the form of electronic transmission as permitted by this subsection (B). If given by writing in paper form, notice may be delivered personally, may be delivered by mail, or, with the consent of the stockholder entitled to receive notice, may be delivered by facsimile telecommunication or any of the other means of electronic transmission specified in this subsection (B). If mailed, such notice shall be delivered by postage prepaid envelope directed to each stockholder at such stockholder's address as it appears in the records of the Corporation. Any notice to stockholders given by the Corporation shall be effective if delivered or given by a form of electronic transmission to which the stockholder to whom the notice is given has consented. Notice given pursuant to this subsection shall be deemed given: (1) if by facsimile telecommunication, when directed to a facsimile telecommunication number at which the stockholder has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (3) if by posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (a) such posting and (b) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder. An affidavit of the Corporate Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given by personal delivery, by mail, or by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(C) Unless otherwise provided by applicable law or the Certificate of Incorporation, at the direction of the Chairman of the Board, notice shall be given to each stockholder entitled to vote at such meeting not fewer than ten days or more than sixty days before the date of the meeting. If mailed, such notice shall be directed to each such stockholder at his address as it appears on the stock book of the Corporation unless such stockholder shall have filed with the Corporate Secretary a written request that notices intended for such stockholder be mailed to some other address, in which case such notice shall be mailed to the address designated in the request.

Section 5. Quorum.

At all meetings of the stockholders, the presence in person or by proxy of the holders of record of a majority of the shares of the Corporation's stock issued and outstanding and entitled to vote thereat shall be necessary to constitute a quorum for the transaction of business, unless a higher or different vote shall be required by these By-Laws, or by law or the Corporation's Certificate of Incorporation, in which case such requirement shall govern. If such majority shall not be present or represented at any meeting of the stockholders, the stockholders present, although less than a quorum, shall have the power to adjourn the meeting to another time, place and/or date.

Section 6. Voting and Proxies.

(A) Except as otherwise provided by the Certificate of Incorporation, at any meeting of the stockholders, each stockholder entitled to vote thereat shall be entitled to one vote for each share of stock standing in such stockholder's name on the books of the Corporation that has voting power upon the matter in question. The stockholders entitled to vote at the meeting shall be determined in accordance with the provisions of Section 9 of this Article I. Every person entitled to vote may do so either in person or by a proxy. A proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. Proxies need not be filed with the Corporate Secretary of the Corporation until the meeting is called to order, but shall be filed before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, the following shall constitute valid means by which a stockholder may grant such authority:

(1) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or the stockholder's authorized officer, director, employee, or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; and

(2) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person or persons who will be the holder of the proxy or to an agent of the proxyholder(s) duly authorized by such proxyholder(s) to receive such transmission; provided, however, that any such telegram, cablegram, or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram, or other electronic transmission was authorized by the stockholder. If it is determined that any such telegram, cablegram, or other electronic transmission is valid, the inspectors or, if there are no inspectors, such other persons making that determination, shall specify the information upon which they relied.

Any copy, facsimile telecommunication, or other reliable reproduction of a writing or electronic transmission authorizing a person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or electronic transmission could be used; provided, however, that such copy, facsimile telecommunication, or other reproduction shall be a complete reproduction of the entire original writing or electronic transmission.

(B) At any meeting of stockholders, if a quorum is present, the affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote on the subject matter shall decide all matters brought before the meeting, unless the matter is one that, by these By-Laws, or by law or the Corporation's Certificate of Incorporation, requires a higher or different vote, in which case such requirement shall govern.

Section 7. Record Date.

In order that the Corporation may determine the stockholders entitled to receive notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. In such event, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to receive such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

Section 8. List of Stockholders Entitled to Vote.

At least ten (10) days in advance of every meeting of the stockholders, the agent having charge of the stock ledger of the Corporation shall make from the stock transfer books a complete list of all stockholders entitled to vote at the meeting, arranged in alphabetical order, with the address of and the number of voting shares held by each. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 9. Inspectors of Elections.

Before each meeting of stockholders or any adjournment thereof, the Board of Directors may appoint one or more inspectors of election for the meeting, or, in default thereof, the presiding officer at the meeting may appoint a like number of inspectors. If any of the inspectors previously appointed shall fail to attend, or refuse or be unable to serve, substitutes may be appointed by the presiding officer. If appointed, the inspectors shall determine the number of shares outstanding, the voting power of each of such shares, the number of shares represented at the meeting, the existence of a quorum and the authenticity, validity and effect of proxies for such shares; they shall receive votes, ballots or consents, and shall hear and determine all challenges and questions in any way arising in connection with the right to vote at such meeting; and they shall count and tabulate all votes or consents, determine the results and perform such further services as may be proper to ensure fairness to all shareholders. The decision, act or certificate of a majority of the inspectors is effective in all respects as the decision, act or certificate of all. Each inspector shall be sworn to the faithful performance of his duties.

Section 10. Stock Ledger.

The original or duplicate stock ledger of the Corporation, containing the names and addresses of the stockholders, in alphabetical order, and the number of shares held by each of them shall at all times during usual hours for business be open to examination by any stockholder at the principal office of the Corporation, or at the direction of the Corporation, the principal office of the Corporation's stock transfer agent, all subject to such terms and conditions as prescribed by law.

Section 11. Stockholder Action.

Except as otherwise provided in the Corporation's Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such holders.

Section 12. Adjourned Meetings.

When a meeting is adjourned to another time and place, if any, unless otherwise provided in these By-Laws, notice need not be given of the adjourned meeting if the date, time and place, if any, thereof and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the stockholders may transact any business that might have been transacted at the original meeting. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of such meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. If an adjournment is for more than 30 days or, if after an adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

Section 13. Remote Communication.

For the purposes of these By-Laws, if authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders may, by means of remote communication:

(A)   participate in a meeting of stockholders; and

(B)   be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

ARTICLE II
Board of Directors

Section 1. Number.

The number of directors, consisting of not less than seven (7) or more than eighteen (18) persons, shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority vote of the directors then in office, except as otherwise fixed by or pursuant to the provisions of Article Fourth of the Corporation's Certificate of Incorporation relating to the rights of holders of any class or series of stock having a preference over the Corporation's common stock as to dividends or upon liquidation.

Section 2. Election and Terms.

At each annual meeting, there shall be elected by ballot, by the majority vote of the stock then issued and outstanding and entitled to vote thereat, the number of directors equal to the number of directors whose terms then expire. Each director shall serve for a one-year term and until his successor is elected and qualified or until his earlier death, resignation or removal; provided, however, that each director elected for a term scheduled to expire in 2008, 2009 or 2010 shall complete such elected term unless such director resigns from or otherwise leaves the Board of Directors prior to completion of such elected term.

Section 3. Resignations and Removal.

(A)   Any director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or the Corporate Secretary; provided, however, that if such notice is given by electronic transmission, such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the director. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. Acceptance of such resignation shall not be necessary to make it effective**.**

(B)   Subject to the rights of holders of any class or series of stock having a preference over the Corporation's common stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed at any time from office only with cause and only by the affirmative vote of the holders of record of 80% of the combined voting power of the then-issued and outstanding shares of the stock entitled to vote generally in the election of directors, voting together as a single class.

Section 4. Vacancies and Newly-Created Directorships.

Unless otherwise provided in the Certificate of Incorporation or in these By-Laws, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Unless otherwise provided in the Certificate of Incorporation or these By-Laws, when one or more directors shall resign from the Board a majority of directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Section 5. Annual and Other Regular Meetings.

An annual meeting of the Board of Directors shall be held, for the purpose of organization, election of officers and transaction of such other proper business as may be brought before the meeting, as soon as practicable after each annual meeting of stockholders on the same day and at the place specified for the annual meeting of stockholders, or at such other time or place as shall be fixed by the Board. Other regular meetings of the Board may be held at such time and place within or without the State of Delaware as may be determined from time to time by resolution of the Board. No notice shall be required for the annual meeting of the Board other than this By-Law, and no notice for the holding of additional regular meetings of the Board shall be required other than the resolution providing for such meetings. Except as otherwise provided by law, any business may be transacted at any annual or other regular meeting.

Section 6. Special Meetings.

Special meetings of the Board of Directors, unless otherwise prescribed by law, may be held at any time upon the call of the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer or the President, and shall be held at the written request of at least two directors then in office. The meetings shall be held at such time and place within or without the State of Delaware as may be stated in such call or request, provided that the time shall permit the giving of notice, as provided in Section 7 of this Article II.

Section 7. Notice.

Notice of any regular (if required) or special meeting of the Board of Directors may be given verbally in person, verbally by telephone (including by leaving verbal notice on a message or recording device), or in writing. If in writing, notice shall be delivered personally, by mail, by facsimile transmission (directed to the facsimile transmission number for which the director has consented to receive notice), by telegram, by electronic mail (directed to such electronic mail address to which the director has consented to receive notice), or by other form of electronic transmission pursuant to which the director has consented to receive notice. If notice is given verbally in person, verbally by telephone, or in writing by personal delivery, by facsimile transmission, by telegram, by electronic mail, or by other form of electronic transmission pursuant to which the director has consented to receive notice, then such notice shall be given on not less than twenty-four hours' notice to each director. If written notice is delivered by mail, then it shall be given on not less than three (3) calendar days' notice to each director. Any notice or waiver of notice shall state the time and place of the meeting, but need not specify the business to be transacted at, nor the purpose of, the meeting. Any notice or waiver of notice shall state the time and place of the meeting, but need not specify the business to be transacted at, nor the purpose of, the meeting.

Unless otherwise indicated in the notice thereof, any and ail business may be transacted at a special meeting.

Section 8. Quorum; Vote Required.

At all meetings of the Board of Directors and of each committee thereof, a majority of the members of the Board of Directors or of such committee shall be necessary to constitute a quorum for the transaction of business, except as expressly provided otherwise by these By-Laws, or by law or the Corporation's Certificate of Incorporation.

The affirmative vote of a majority of the directors present at any meeting duly constituted shall decide matters brought before the meeting, unless the matter is one that, by these By-Laws, or by law or the Corporation's Certificate of Incorporation, requires a higher or different vote, in which case such requirement shall govern. In the absence of a quorum, a majority of the members present at any meeting may, without notice other than announcement at the meeting, adjourn such meeting from time to time until a quorum is present.

Section 9. General Powers.

The Board of Directors shall have the management and control of the property, affairs and business of the Corporation, and, subject to restrictions imposed by these By-Laws or by law or the Corporation's Certificate of Incorporation, may exercise all the powers of the Corporation. The Board of Directors, in addition to the powers and authority expressly conferred upon it by these By-Laws, may exercise all such powers as may be exercised by the Corporation and do all such lawful acts and things as are not, by these By-Laws or by law or the Corporation's Certificate of Incorporation, directed or required to be exercised or done by the stockholders.

Section 10. Participation in Meeting.

Any one or more members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or other communication equipment by means of which all persons participating in the meeting can hear one another at the same time. Participation in a meeting pursuant to this Section 10 shall constitute presence in person at such meeting for quorum or any other purpose.

Section 11. Written Consent in Lieu of Meeting.

Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the board of Directors or any committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or such committee; provided however, that such electronic transmission or transmissions must either set forth or be submitted with information from which it can be determined that the electronic transmission or transmissions were authorized by the director. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent may be obtained in counterparts, each and all of which shall constitute the same action.

Section 12. Independent Directors.

(A)   A majority of the individuals for whom the Board of Directors solicits proxies for election to the Board of Directors at the Corporation's annual meeting of stockholders shall consist of individuals who, upon election, would be Independent Directors.

(B)   In the event the Board of Directors elects a director(s) between annual meetings of stockholders, the majority of all directors holding office immediately thereafter shall be Independent Directors.

(C)   For purposes of this Section 12, a director is considered "independent" only when the Board has affirmatively determined that the director has no material relationship with the Corporation or any entity owned or controlled by the Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation or any entity owned or controlled by the Corporation), following a review of all relevant information and factors the Board deems appropriate, and a recommendation by the designated Board Committee responsible for governance matters. Among others, the Board recognizes that material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. However, as the key concern is independence from management, the ownership of a significant amount of stock, by itself, shall not be considered a bar to an independence finding.

(D)   Without limiting the information and factors that the Board may review and consider in a determination regarding independence, a director shall meet the criteria for independence established in applicable laws, rules and regulations concerning independence, including those of the Securities and Exchange Commission and of the New York Stock Exchange. The Board has established guidelines to assist it in determining director independence, which guidelines at a minimum conform to the independence requirements in the New York Stock Exchange listing requirements as they may be applicable. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the director, but also from that of organizations or persons with which the director has an affiliation.

(E)   The Board of Directors shall have the exclusive right and power to interpret and apply the provisions of this Section 12, including, without limitation, the adoption of written definitions of terms used in and guidelines for the application of this Section 12 (any such definitions and guidelines shall be filed with the Secretary of the Corporation, and such definitions and guidelines as may prevail shall be made available to any stockholder upon written request), and any such definitions or guidelines and any other interpretation or application of the provisions of this Section 12 made in good faith shall be binding and conclusive upon all holders of equity securities of the Corporation, provided that, in the case of any interpretation or application of this Section 12 by the Board of Directors to a specific person which results in such person being classified as an Independent Director, the Board of Directors shall have determined that such person is independent of management and free from any relationship that, in the opinion of the Board of Directors, would interfere with such person's exercise of independent judgment as a board member.

ARTICLE III.
Committees of the Board

Section 1. Creation of and Powers – General.

The Board of Directors may designate from time to time one or more committees, each consisting of three or more directors to serve at the pleasure of the Board. Any such committee shall have and may exercise such authority and powers of the Board in the management of the business and affairs as the Board shall by resolution have granted to it, subject to any limitation imposed by law or by the Corporation's Certificate of Incorporation. All action by such committee shall be reported to the Board at its next meeting succeeding such action, and shall be subject to revision or alteration by the Board, provided that no act or rights of third parties shall be affected by any such revision or alteration. Each committee may adopt, amend and repeal its own rules for the conduct of its business which shall not be inconsistent with these By-Laws, but in every case, the presence of a majority shall be necessary to constitute a quorum and the affirmative vote of a majority of all the members of a committee shall be necessary to its taking any action or adopting any resolution.

ARTICLE IV.
Officers

Section 1. Number, Election and Terms.

The officers of the Corporation shall be a Chairman of the Board of Directors, a Chief Executive Officer, a President, one or more Vice Presidents (who are designated as officers by the Board), a Treasurer, a Controller, a Corporate Secretary and if the Board of Directors shall so determine, one or more Assistant Secretaries and Assistant Treasurers, all of whom shall be elected annually by the Board of Directors at its annual meeting. The Board also may elect such other officers with such titles and duties as it shall deem desirable or appropriate. Each such officer shall serve at the pleasure of the Board until the first meeting of the Board after the annual meeting of stockholders next succeeding his election, and until his successor is elected and qualified or until his earlier resignation or removal. Any number of offices may be held by the same person.

Section 2. Removal and Vacancies.

The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by reason of death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting. In its discretion, the Board may leave unfilled for any such period as it may fix by resolution any offices except those of President, Treasurer and Corporate Secretary.

Section 3. Powers and Duties.

The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in a resolution by the Board of Directors which is not inconsistent with these By-Laws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

ARTICLE V.
Capital Stock

Section 1. Stock Certificates.

The shares of the capital stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series of its stock shall be uncertificated or shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. To the extent that shares are represented by certificates, such certificates whenever authorized by the Board, shall be in such form as shall be approved by the Board of Directors. The Chairman of the Board shall issue, or cause to be issued, to each holder of stock represented by certificates a certificate or certificates signed by himself or the President or Vice President, and countersigned by the Treasurer or an Assistant Treasurer or the Corporate Secretary or an Assistant Secretary, with the seal of the Corporation affixed thereto, certifying the number of shares of stock owned by him in the Corporation; provided, however, that when any such certificate is signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and by a registrar, the signature of any such Chairman of the Board, President, Vice President, Treasurer or Assistant Treasurer, and Corporate Secretary or Assistant

Secretary and the seal of the Corporation, may be facsimile, printed or engraved. No certificate shall be valid unless it is signed by the Chairman of the Board or the President or Vice President and countersigned by the Treasurer or Assistant Treasurer or Corporate Secretary or Assistant Secretary, except as provided above.

The stock ledger and blank share certificates shall be kept by the Corporate Secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the Board.

Section 2. Transfer of Shares.

Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation by the registered holder or holders thereof, in person or by proxy, or by his or her duly authorized attorney or legal representative thereunto authorized by power of attorney duly executed and filed with the Corporate Secretary, or with a transfer clerk or a transfer agent appointed, and if such shares are represented, upon surrender to the Corporation of the old certificate or certificates for such shares properly endorsed by the registered holder or by his duly authorized attorney in fact, with such evidence of the authenticity of such transfer, authorization and other matters as the Corporation or its agents may reasonably require, and accompanied by all necessary Federal and state stock transfer stamps. Surrendered certificates shall be canceled at the time of such transfer and new certificates shall be issued in exchange therefor. Each transfer shall be recorded, and the original record, or a duplicate thereof, shall be kept at the principal office of the Corporation in the State of Delaware. The Board of Directors may make such additional rules and regulations concerning the issuance, transfer and registration of share certificates. The Board also may make rules and regulations concerning replacement certificates for lost, stolen or destroyed certificates, including, without limitations, requirements as to proof of claim, timeliness of requests for new certificates and bond requirements.

Section 3. Transfer Agents and Registrars.

The Board of Directors may appoint one or more transfer agents and one or more registrars of transfers, and may require all stock certificates to bear the signature or signatures of any of them. Stock transfer agents and registrars shall perform such duties as may be delegated from time to time by the Board.

Section 4. Working Capital.

Before making any distribution of profits, there may be set aside out of the net profits of the Corporation such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems expedient, for working capital, or for the expansion of the business, or for contingencies, or for equalizing dividends, or for any other purpose, and all profits of any year not distributed as dividends shall be deemed to have been thus set apart by the Board.

ARTICLE VI.
General Provisions

Section 1. Waiver of Notice.

Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of these By-Laws or under the provisions of the General Corporation Law of the State of Delaware or the Corporation's Certificate of Incorporation, notice of any such meeting need not be given if waived by such person either in a writing signed by the person or by electronic transmission, whether such waiver is given before or after such meeting is held. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice. If such a waiver is given by electronic transmission, the electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder.

Section 2. Corporate Seal.

The Corporation shall have a seal upon which shall be inscribed its name, the year of its creation and the word "Delaware". The seal shall be kept and used by the Corporate Secretary. A duplicate of the seal may be kept and used by the Treasurer, or by any Assistant Secretary or Assistant Treasurer, when specially authorized by the Board of Directors.

Section 3. Emergency By-Laws.

The provisions in this Section 3 shall be operative during any emergency in the conduct of the business of the Corporation resulting from a catastrophe, disaster, calamity or other similar event, notwithstanding any different provision in the preceding Articles of these By-Laws or in the Corporation's Certificate of Incorporation. To the extent not inconsistent with the provisions of this Section 3, the provisions in the preceding Articles of these By-Laws shall remain in effect during such emergency, and upon its termination the provisions in this Section 3 shall cease to be operative.

During any such emergency:

(A)   An emergency meeting or meetings of the Board of Directors or of the surviving members thereof shall be called by the Chairman of the Board, if available, or, if he is not available, by any other director or directors of the Corporation; any such meeting shall be held at such time and place and upon such notice, if any, as the person or persons calling the meeting shall deem proper under the circumstances. The Board may take any action at any such meeting that it deems necessary and appropriate to meet the emergency.

(B)   Vacancies on the Board of Directors shall be filled as soon as practicable in the manner specified in Section 3 of Article II of these By-Laws. In filling vacancies, consideration shall be given to senior officers of the Corporation.

(C)   The presence of three (3) directors shall be sufficient for the transaction of business at emergency meetings of the Board of Directors, except that if there are less than three (3) surviving directors, the surviving director or directors, although less than a quorum, may fill vacancies on the Board.

(D)   These By-Laws may be amended by the Board of Directors without notice of the proposed amendment being given in the notice of the meeting.

(E)   Without limiting the generality of the foregoing, the Board of Directors is authorized to make all necessary determinations of fact regarding the extent and severity of the emergency and the availability of members of the Board; to designate and replace officers, agents and employees of the Corporation and otherwise provide for continuity of management; and to elect a chairman, adopt rules of procedures and fill vacancies.

(F)   The emergency powers provided in this Article shall be in addition to any powers provided by law.

No officer, director or employee acting in accordance with the provisions of this Section 3 shall be liable except for willful misconduct.

Section 4. Voting Shares in Other Business Entities.

The Chief Executive Officer, the President or any other officer of the Corporation designated by the Board of Directors, the Chief Executive Officer or the President, may vote any and all shares of stock or other equity interest held by the Corporation in any other corporation or other business entity, and may exercise on behalf of the Corporation any and all rights and powers incident to the ownership of such stock or other equity interest.

Section 5. Electronic Transmission.

For purposes of these By-Laws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE VII.
Amendments

Section 1. Board of Directors and Stockholders.

The Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal from time to time the By-Laws of the Corporation; provided, however, that any By-Law made by the Board may be altered, amended or repealed by the holders of capital stock of the Corporation entitled to vote thereon at any annual meeting or at any special meeting called for that purpose, provided that notice of such proposed alteration, amendment or repeal is included in the notice of such annual or special meeting.

Section 2. Corporation's Certificate of Incorporation.

The Corporation's Certificate of Incorporation provides that Sections 2 and 11 of Article I and Sections 1 and 2 of Article II of the By-Laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least 80% of the voting power of all shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.